UNITED STATES
SECURITIES AND EXCHANGE COMMISSION 18000942
Washington, D.C. 20549

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SEC Mail Processing Received FEB 27 2018 WASH DC

RMS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercarolina Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Battleground Avenue, Suite 400, Greensboro NC 27410

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Navolanic 336 288 6890 x 126

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP

(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Joe Navolanic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercarolina Financial Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

APRIL SPATAFORA NOTARY PUBLIC GUILFORD COUNTY, NC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Intercarolina Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercarolina Financial Services, Inc. (the "Company") as of December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 2013.

Raleigh, North Carolina
February 22, 2018

Intercarolina Financial Services, Inc.

Statement of Financial Condition
As of December 31, 2017

ASSETS

Cash	$ 48,117
Deposit with Clearing Organization	25,000
Accounts Receivable:	
Commissions and Fees	306,809
Stockholders	45,520
Other	28,894
Securities Owned:	
Not Readily Marketable, at Estimated Fair Value	1,700
Prepaid Items	5,509
Furniture and Equipment at Cost, Net of Accumulated Depreciation of $55,607	6,295
Website Development, Net of Accumulated Amortization of $4,583	917
TOTAL ASSETS	**$ 468,761**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$ 278,321
Accounts Payable, Accrued Expenses and Other Liabilities	15,196
TOTAL LIABILITIES	**293,517**
Stockholders' Equity	
Common Stock ($1 par Value, 100,000 Shares Authorized, 1,338 Shares Issued and Outstanding)	1,338
Additional Paid-in Capital	58,518
Retained Earnings	115,388
TOTAL STOCKHOLDERS' EQUITY	**175,244**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 468,761**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2017

Revenues		
Commissions - Listed Securities and Options	$	208,023
Commissions - All Other Securities		158,384
Sale of Investment Company Shares		294,862
Fees for Account Supervision, Investment Advisory and Other Administrative Services		1,784,459
Other		566,716
TOTAL REVENUES		**3,012,444**
Expenses		
Commissions		2,443,517
Officers' Salaries and Fringe Benefits		126,921
Employees' Compensation		96,252
Payroll Taxes		16,896
Insurance		30,214
Rent		32,575
Depreciation and Amortization		6,916
Regulatory and Exchange Fees		8,598
Office		35,837
Taxes and Licenses		3,257
Settlement Expense		1,479
Other		29,653
TOTAL EXPENSES		**2,832,115**
NET INCOME	**$**	**180,329**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2017	$ 1,338	$ 58,518	$ 116,975	$ 176,831
Net Income	0	0	180,329	180,329
Dividends Paid	0	0	(181,916)	(181,916)
Stockholders' Equity December 31, 2017	$ 1,338	$ 58,518	$ 115,388	$ 175,244

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities:	
Net Income	$ 180,329
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	5,083
Amortization	1,833
Decrease in Operating Assets:	
Commissions and Fees Receivable	(64,416)
Other Receivables	(22,714)
Prepaid Items	(417)
Increase in Operating Liabilities:	
Accounts Payable and Accrued Expenses	88,756
Net Cash Provided by Operating Activities	**188,454**
Cash Flows from Investing Activities	
Advances to Stockholders	(10,534)
Net Cash Used by Investing Activities	**(10,534)**
Cash Flows from Financing Activities:	
Dividends Paid	(181,916)
Net Cash Used by Financing Activities	**(181,916)**
Net Decrease in Cash	**(3,996)**
Cash at Beginning of Year	**52,113**
Cash at End of Year	**$ 48,117**

Supplemental Cash Flows Disclosures:	
Interest Payments	$ 108

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2017

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Business - Intercarolina Financial Services, Inc., ("The Company") is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company charges certain expenses to its brokers including occupancy, insurance, regulatory and exchange fees and professional fees. The expenses in the Statement of Income are presented net of chargebacks.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Bad Debts - The Company records an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. Management considers all accounts receivable collectible at December 31, 2017, therefore no allowance is required.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $5,083 in 2017.

Website Development – Website development costs are amortized on the straight-line basis over the estimated useful life of the assets.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates - The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Deposits Held In Financial Institutions - The Company maintains its cash balances in bank deposit accounts that, at times, may exceed federally insured limits. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and did not exceed the federally insured limit at December 31, 2017.

Subsequent Events - Subsequent events have been evaluated through February 22, 2018, which is the date the financial statements were available to be issued.

NOTE 2 - Securities Owned

Not Readily Marketable - The Company has investments in two non-publicly traded companies, one consisting of less than 1% of the issued common stock of a real estate investment company and the second consisting of 1% of the issued common stock of Fund Direct Advisors, Inc., a registered investment advisor. These investments are valued at cost, which approximates management's estimate of fair value.

NOTE 3 - Website Development

The following table represents the website development and related accumulated amortization for the year ended December 31, 2017:

Website Development	$	5,500
Less: Accumulated Amortization		4,583
Unamortized Balance	$	917

Amortization expense was $1,833 for the year ended December 31, 2017.

The following table represents future estimated amortization expense for the years ended December 31:

2018	$	917

NOTE 4 - Leases

The Company leases its Greensboro office and office equipment under operating lease agreements which expire in 2018. The Company also leases two vehicles under operating leases which expire in 2019. Rent expense for the year ended December 31, 2017 was $32,575. Future minimum lease obligations are as follows at December 31:

2018	$ 35,406
2019	6,373
	$ 41,779

NOTE 5 - Related Party Transactions

The Company has made unsecured non-interest-bearing advances to stockholders of $45,520 as of December 31, 2017. Salary of $13,781 was accrued to a stockholder at December 31, 2017. In addition, the Company receives fees from Fund Direct Advisors, Inc., a related corporation. Fees earned during 2017 were approximately $63,000.

NOTE 6 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2017.

NOTE 7 - Income Taxes

The Company has elected "S" Corporation status. Accordingly, all tax attributes are passed through to the stockholders for both federal and state income-tax purposes.

The Company has implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes.* Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the positions and relevant facts. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(Continued)

NOTE 7 - Income Taxes (Continued)

As of December 31, 2017, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and has incurred no interest or penalties related to unrecognized tax liabilities. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2014.

NOTE 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $82,428, which was $62,850 in excess of its required net capital of $19,578. The Company's ratio of aggregate indebtedness to net capital was 3.56 to 1 at December 31, 2017.

Schedule 1

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2017

(See Accountant's Compilation Report)

Net Capital		
Total stockholders' equity qualified for Net Capital	$	175,244
Subordinated Borrowings		0
Total capital and allowable subordinated liabilities		175,244
Deductions and/or Charges:		
Non-allowable assets:		
Certain pending commissions		3,981
Receivables from stockholders and brokers		74,414
Securities not readily marketable		1,700
Property and equipment, net		6,295
Website development, net		917
Prepaid Items		5,509
		92,816
Net Capital	$	82,428
Aggregate Indebtedness		
Total aggregate indebtedness included in Statement of Financial Condition	$	293,517
Ratio of aggregate indebtedness to net capital		3.56
Computation of Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	19,578
Minimum dollar net capital requirement	$	5,000

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form -17A-5 as of December 31, 2017.

Schedule 2

Intercarolina Financial Services, Inc.

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2017

(See Accountant's Compilation Report)

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Schedule 3

Intercarolina Financial Services, Inc.

Supplemental Schedule of Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2017

(See Accountant's Compilation Report)

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholders
Intercarolina Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Intercarolina Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Intercarolina Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Intercarolina Financial Services, Inc.'s management is responsible for Intercarolina Financial Services, Inc.'s, compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, no exceptions were found as a result of applying the procedures;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, no exceptions were found as a result of applying the procedures;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, no exceptions were found as a result of applying the procedures; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, no exceptions were found as a result of applying the procedures.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 22, 2018

Intercarolina Financial Services, Inc.

Schedule of Assessment and Payments

Year ended December 31, 2017

Assessment for December 31, 2017	$	3,198
Less:		
Overpayment from 2015		
Payment July 28, 2017		(1,508)
Payment February 13, 2018		(1,690)
Balance due March 1, 2018	$	None

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Intercarolina Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Intercarolina Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 22, 2018

EXEMPTION STATEMENT

Intercarolina Financial Services, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of it's knowledge and belief, the Company states the following:

Intercarolina Financial Services, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2017, pursuant to paragraph k(2)(i) and also paragraph k(2)(ii).

Intercarolina Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

J. Navolanic

Joe Navolanic, President

Feb 22, 2018

Date